October 16, 2024

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Namib Minerals
           Draft Registration Statement on Form F-4
           Submitted September 13, 2024
           CIK No. 0002026514
Dear Ibrahima Tall and Tulani Sikwila:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Draft Registration Statement on Form F-4 submitted September 13, 2024
Cover Page

1. We note your disclosure here that "Upon the completion of the Business Combination,
       PubCo will be a    controlled company    under the Nasdaq Stock Market
Listing
       Rules." Please revise to disclose that Mizilakazi Godfrey Khumalo will be the controlling shareholder of PubCo and the aggregate voting power Mr. Khumalo will hold upon the completion of the Business Combination.
 October 16, 2024
Page 2
2. We note your disclosure that the Sponsor and certain transferees will receive (i) up to
       10,000,000 PubCo Ordinary Shares upon the conversion of the 11,339,318 shares of
       SPAC Class B Common Stock, and (ii) 2,359,217 PubCo Warrants upon the conversion of the 2,359,217 SPAC Private Placement Warrants. Please
revise your
       disclosure here regarding compensation received by Sponsor to include the balance due under the working capital loans and the $15,000 per-month aggregate fee payable to the Sponsor for general and administrative services. In addition, disclose the $1.75 million capital contribution that is due to Polar Multi-Strategy Master Fund and the aggregate of approximately $1.16 million in deferred compensation that is due to former executives of the SPAC. Refer to Item 1604(a)(3) of Regulation
S-K.
3. We note your disclosure that certain HCVI directors and officers have interests in the
       Business Combination that may conflict with stockholder' interests and the cross-
       reference to the location in the prospectus of your conflicts of interest
       disclosure. Revise to briefly state here whether in connection with the de-SPAC transaction, there may be any actual or potential material conflict of interest, including any material conflict of interest that may arise in determining whether to proceed with a de-SPAC transaction and any material conflict of interest arising from the manner in which the special purpose acquisition company compensates a SPAC sponsor, officers, and directors or the manner in which a SPAC sponsor compensates its officers and directors, between: on one hand, the SPAC sponsors, their affiliates,
       SPAC officers, SPAC directors, or promoters, target company officers or target company directors; and, on the other hand, unaffiliated security holders of the
       SPAC. Refer to Item 1604(a)(4) of Regulation S-K.
4.     We note you disclosure that the holders of the SPAC Class B Common Stock
and
       each member of HCVI   s management team, which collectively own
approximately
       68.3% of the outstanding SPAC Common Stock, have previously agreed to vote all of their SPAC Class B Common Stock in favor of a business combination proposed to them for approval, including the Business Combination, and that accordingly, a
       stockholder   s failure to vote in person or by proxy at the special
meeting will have no
       effect on the outcome of the vote on any of the Proposals. As it appears that shareholder approval of the Business Combination and other Proposals will be assured assuming the parties that executed voting agreements vote as indicated, please revise your disclosure here and throughout your proxy statement/prospectus to state so explicitly. If you believe shareholder approval is not assured, please explain why.
Questions and Answers About the Business Combination and the HCVI Stockholders' Meeting
Q. What happens if a substantial number of Public Stockholders vote in favor of the Business
Combination Proposal , page xxii

5. We note you will disclose the net tangible book value per share as adjusted for a
       Maximum Redemption Scenario, 50% Redemption Scenario, and No Redemption Scenario. Please expand your disclosure to include a range of redemption scenarios
       that will reasonably inform investors of potential outcomes.
 October 16, 2024
Page 3
Summary of the Proxy Statement/Prospectus, page 1

6. Please provide the tabular and other compensation disclosure relating to the SPAC sponsor, its affiliates, and promoters required by Item 1604(b)(4) of Regulation S-K.
       We note you provided some of this disclosure under the heading
"Interests of HCVI   s
       Directors and Officers in the Business Combination."

Other Agreements Related to the Business Combination Agreement, page 9

7. We note your disclosure that pursuant to the Sponsor Support Agreement, the Sponsor and certain of other stockholders of HCVI have agreed to not transfer or redeem any shares of SPAC Common Stock and SPAC Warrants held by them prior to the Closing. Please disclose whether consideration (in cash or in other form of value) was
       provided in exchange for the agreement by these parties to waive redemption rights.
       Refer to Item 1603(a)(8) of Regulation S-K.
Registration Rights and Lock-up Agreement, page 10

8. Please revise to quantify the number of shares subject to registration rights pursuant to the Registration Rights Agreement.
Interests of HCVI   s Directors and Officers in the Business Combination, page
12

9. Please revise your disclosure here and elsewhere as appropriate in your filing to also address whether the target company officers or directors have any actual or potential material conflicts of interest, including any material conflict of interest that may arise in determining whether to proceed with the business combination, with unaffiliated security holders of the SPAC. Refer to Items 1603(b) and 1604(b)(3) of Regulation S-
       K.
Selected Historical Financial Data of HCVI, page 21

10. Please revise the historical financial data to provide the summary of statement of cash flows data for all the periods presented. Also, revise to identify that
HCVI   s financial
       statements are presented in accordance with generally accepted accounting principles in the United States.
Summary Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 25

11. In paragraph one you refer to HCVI and paragraph three you refer to Hennessy.
       Please revise the disclosures so that all references to entities within this section are consistent. Also, revise paragraph four to disclose there are three redemption scenarios being disclosed.
Risk Factors
Risks Relating to Greenstone
Mining is inherently hazardous and the related risks of events that cause disruptions to our mining operations may adversely impact , page 31

12. Please revise your disclosure to describe any safety incidents, including as the result of the activities of artisanal or illegal miners, trespassers, squatters, and other forms of
 October 16, 2024
Page 4

      encroachment that have occurred at your mines. In this regard, we note recent news articles indicating the Redwing Mine has been the site of several incidents, including a collapse in January 2024 that trapped miners underground.
Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to litigation, page 41

13. We note your disclosure that, on February 15, 2024, another application was filed with the High Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings, and that if corporate rescue proceedings are approved, your plans to restart the mines and your interests in the assets may be materially adversely affected. We also note that it is a closing condition in the business combination agreement that as of immediately prior to the SPAC Merger Effective Time, no Group
      Company or any Acquisition Entity shall be in bankruptcy, receivership, administration, restructuring, corporate rescue, or other similar proceedings. Please
      revise your disclosure to address the risks to closing of your business combination relating to this pending application to place the Mazowe Mining Company in corporate rescue proceedings.
Greenstone's purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from
Metallon may be subject to potential claims, page 42

14. We note your disclosure that, on June 17, 2024, Greenstone entered into a share
      purchase agreement (the    BMC Purchase Agreement   ), pursuant to which,
among
      other things, Metallon sold all of the authorized and issued shares of BMC to
      Greenstone in exchange for consideration of approximately   53.2 million
(the
         Purchase Price   ) to be paid by the Mizilakazi Godfrey Khumalo and
the Company
      Requisite Shareholder (the "Guarantors"). We further note that to date the Purchase
      Price has not been satisfied and that Metallon's insolvency proceedings
(the
         Administration   ) may not be completed until such payment is
satisfied. Since the
      Purchase Price has not been paid, please revise to clarify whether Greenstone actually owns BMC, which indirectly holds the Mazowe Mine, the Redwing Mine, and the
      How Mine and represents substantially all of Greenstone   s assets.
Please also file a
      copy of the BMC Purchase Agreement as an exhibit or tell us why you do not believe you are not required to do so. Refer to Item 21 of Form F-4 and Item 601(b)(10) of
      Regulation S-K.
Risks Related to HCVI and the Business Combination, page 57

15.   We note your disclosure on page 89 that in September and October 2023, the
      underwriters of HCVI   s IPO agreed to waive their deferred underwriting
      compensation of $11,933,000. Please revise to identify the underwriters and disclose the circumstances surrounding their agreement to waive deferred underwriting fees, including the reasons for the waiver. Please also include risk factor disclosure that addresses the following, as appropriate:
          whether the firms performed substantially all of their obligations to earn their fees and, therefore, are gratuitously waiving the right to be compensated; the unusual nature of such a fee waiver and the impact on the evaluation of the
          transaction;
 October 16, 2024
Page 5

             caution that investors should not place any reliance on the fact that the firms were previously involved with the transaction;
             the material impact, if any, of agreement provisions that survive the resignation or fee waiver, such as indemnification, contribution, rights of first refusal or lockups;
           and
             if the firms were involved in preparing registration statement disclosure, the risk of relying on the firms' expertise despite their withdrawal of services and the rationale for continuing to rely on information disclaimed by the firms.
16. If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company
Act
       and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.
Sponsor, officers, and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders of HCVI, page 57

17.    We note your disclosure indicating that since HCVI   s Sponsor,
officers, and directors
       have agreed to vote any shares of SPAC Common Stock owned by them in favor of the Business Combination, including their shares of SPAC Class B Common Stock and any SPAC Class A Common Stock purchased after the IPO, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of SPAC Common Stock in accordance with the majority of the votes cast by the Public Stockholders of HCVI. Please revise to clarify that the necessary stock holder approval of the Business Combination will be assured assuming the parties that executed voting agreements vote as indicated. There can be no assurance that HCVI will be able to comply with the continued listing standards of Nasdaq, page 61

18. We note the 8-K filed by HCVI on October 9, 2024 to disclose that it received a notice on October 1, 2024 from the staff of the Listing Qualifications Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM-
5101-
       2, which requires that a special purpose acquisition company must complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. The notice also discloses that a hearing request will stay potential suspension or delisting action pending the hearing, and HCVI intends to timely request a hearing. Please revise your disclosures here and elsewhere, as appropriate, to address this notice and provide an update on the status of any hearing related to the notice. Please also expand your disclosure regarding risks related to a potential delisting from the exchange.
 October 16, 2024
Page 6
Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page
69

19. Please expand the introductory disclosure to include a brief discussion explaining what the pro forma presentation shows as it relates to the Business Combination and other events referred to as the Pro Forma Transactions, the anticipated accounting treatment, and include reference to the additional footnote disclosures as applicable.
       We refer you to Rule 11-02(a)(2) of Regulation S-X.
20. We refer you to pro forma adjustment K. We acknowledge that the financial amounts have not been disclosed yet. Please disclose if the adjustment for the net assets of
       HCVI has been adjusted for the cash paid for the redemptions of SPAC Class A
       common stock presented in pro forma adjustment    I.
21. We refer you to pro forma adjustments L and M. Please tell us if pro forma adjustment for the settlements of notes payable under the Polar Subscriptions I and II also includes amounts recorded in connection with in the change in fair value of the extension notes payable.
22. We refer you to pro forma adjustment EE. To the extent material, disclose the pro forma adjustments that are excluded from determining a pro forma tax rate. For example, disclose if the deemed listing expense from a share-based transaction is included or excluded from the pro forma taxable adjustments based on its qualification as a corporate tax deduction under applicable tax legislation.
23. Please tell us how the pro forma adjustments account for the conversions of HCVI
       Class B common stock into Pubco common stock, after giving effect to certain forfeitures by the Sponsor.
6. Pro Forma Earnings (Loss) Per Share Information, page 80

24. Please revise the weighted average common shares outstanding-basic and diluted to present the disaggregated share amounts for HCVI public shareholders, HCVI sponsor and Anchor investors, the Company or Greenstone shareholders, and PIPE investors. See Rule 11-02(a)(9) of Regulation S-X.
The Business Combination, page 88

25. Please update your disclosure to discuss the special meeting of the stockholders of
       HCVI on September 27, 2024 and the extension to the time to complete an initial business combination. Please also disclose the number of shares that were redeemed in connection with the extension meeting and the cash available in HCVI s trust account after deducting the amount required to satisfy such redemptions
by HCVI   s
       public stockholders.
The Background of the Business Combination, page 91

26.    We note your references in this section to "representatives of HCVI,"
"HCVI
       management," "members of Metallon management, and "Greenstone management."
       Revise to clarify the members of management or representatives of HCVI, Sponsor,
       Metallon, and Greenstone who participated in the referenced meetings and discussions.
 October 16, 2024
Page 7
27. We note your disclosure that on March 8, 2024, HCVI management submitted a draft non-binding letter of intent providing for an enterprise valuation of Greenstone at
       $500 million. Please expand your disclosure to explain how this enterprise valuation was determined.
28. We note that on September 29, 2023, HCVI entered into an engagement letter with
       Cohen & Company Capital Markets division pursuant to which Cohen agreed to act as
       HCVI   s capital markets advisor in connection with one or more
extensions of its
       deadline to complete an initial business combination in exchange for a $2.5 million
       transaction fee payable upon the closing of HCVI   s initial business
combination,
       which Cohen subsequently agreed to waive in full in exchange for an agreement by
       Mr. Hennessy to engage Cohen to act as    left    book running and lead
manager of the
       next two SPAC initial public offerings for which Mr. Hennessy or any of his controlled entities served as a sponsor. We further note that Cohen was engaged as a non-exclusive financial advisor to Metallon (predecessor of Greenstone) on
       February 5, 2024 to assist Metallon with various financial matters, including a merger with a special purpose acquisition company. Please disclose how HCVI's board considered this conflict of interest in negotiating and recommending the Business
       Combination.
29. We note your disclosure that HCVI, its Sponsor, its financial advisor, and its affiliates identified potential target companies across various industries and made contact with representatives of such potential target companies to discuss the potential for a business combination transaction. Please revise to address whether the Sponsor has other SPACs in the process of searching for a target company, whether the Sponsor considered more than one active SPAC to be the potential acquirer and how the final decision was reached.
30. We note your disclosure on page 41 that certain assets of the Mazowe Mine that were sold at an auction to satisfy a judgment obtained by ZETD and that even though you believe the decision is improper and are appealing, no assurance can be given that you will be successful in your appeal, and you may lose the benefit of such assets.
       Please provide disclosure addressing how HCVI considered these assets in its valuation of Greenstone. In this regard, we note your disclosure on page 104 that
       HCVI evaluated Mazowe Mine and Redwing Mine on the basis of their estimated gold resources rather than projected financial performance during the Projections period.
HCVI's Board of Directors' Reasons for the Approval of the Business Combination, page 96

31. Revise your disclosure to state whether or not the business combination was approved by a majority of HCVI's directors who are not employees of HCVI. If any director of
       HCVI voted against, or abstained from voting on, approval of the business combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item
       1606(e) of Regulation S-K.
 October 16, 2024
Page 8
The Business Combination
Potential Actions to Secure Requisite Shareholder Approvals, page 101

32. We note your disclosure that in connection with the stockholder vote to approve the
       Business Combination, the Sponsor and the HCVI Board, officers, advisors, or their affiliates may privately negotiate transactions to purchase shares of SPAC Common
       Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. To the extent that you are relying on
       Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01
       (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Please also ensure that your disclosure regarding potential open market purchases is consistent throughout your registration statement. In this regard, we note that your disclosure here indicates that the purpose of these purchases would be to increase the amount of cash available to HCVI for use in the Business Combination.
       However, your risk factor disclosure on page 58 states that the purpose of such purchases could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business
       Combination.
Certain Unaudited How Mining Company Prospective Financial Information, page
104

33. Please disclose whether whether or not Greenstone has affirmed to HCVI that its projections reflect its view about its future performance as of the most recent practicable date prior to the date of the proxy statement/prospectus. If the projections no longer reflect the views of Greenstone's management or board of directors regarding its future performance as of the most recent practicable date prior
       to the date of the proxy statement/prospectus, clearly state the purpose of disclosing the projections and the reasons for any continued reliance by the management or board of directors on the projections. Refer to Item 1609(c) of Regulation S-K.
34. Please revise to disclose all projections of the How Mining Company that were considered by the HCVI Board in its determination to approve and adopt the proposed
       Business Combination Agreement and all other transactions and transaction documents contemplated thereby. In this regard, we note your disclosure on page 91 that Greenstone management delivered preliminary financial projections of the How
       Mining Company to HCVI on February 13, 2024, which were updated in June 2024 to reflect updated gold prices and which were also later supplemented by the final projections included in the draft Regulation S-K 1300 reports delivered to the HCVI
       Board prior to the execution of the Business Combination Agreement. Fairness Opinion from EntrepreneurShares, page 107

35. We note your disclosure that "HCVI selected EntrepreneurShares to provide a fairness
       opinion based on EntrepreneurShares    qualifications, experience, and
reputation."
       Revise your disclosure to briefly describe the qualifications and method of selecting
       EntrepreneurShares to provide a fairness opinion. Refer to Items 1607(b)(2) and (3)
       of Regulation S-K.
 October 16, 2024
Page 9

36. Please revise your disclosure to discuss whether EntrepreneurShares received any instructions from HCVI or the Sponsor concerning the opinion or whether HCVI or the Sponsor imposed any limitations on the scope of the investigation. Refer to
      Item 1607(b)(6).
37. We note the opinion delivered by EntrepreneurShares to the HCVI Board confirmed that, as of June 17, 2024, the total consideration to be issued or paid in the Business
      Combination to the stockholders of the Company is fair from a financial point of view to the HCVI stockholders (other than the Sponsor, any of its affiliates and any other holder of SPAC Class B Common Stock). Please state whether HCVI or SPAC sponsor determined the amount of consideration to be issued or paid to the
      stockholders of the Company, or whether EntrepreneurShares recommended the amount of consideration to be issued or paid. Refer to Item 1607(b)(5) of Regulation
      S-K.
38. We note you disclose that as compensation for EntrepreneurShares service in connection with the rendering the Opinion to the HCVI Board, HCVI agreed to pay
      EntrepreneurShares a fee of $125,000. We further note you disclose that an initial payment of $15,000 was made upon commencement of the engagement, $35,000 of the fee was paid upon delivery of the Opinion, and the remaining $75,000 is payable upon consummation of the Business Combination. Please disclose whether the fact that $75,000 out of the $125,000 fee due to EntrepreneurShares is payable upon consummation of the Business Combination presented a conflict of interest for
      Entrepreneurshares in rendering its fairness opinion.
Material U.S. Federal Income Tax Consequences, page 135

39. Please expand your discussion to address the federal income tax consequences of the
      Business Combination to Greenstone and its respective securityholders. Refer to Item
      1605(b)(6).
Business of HCVI and Certain Information about HCVI, page 158

40. Please describe the material roles and responsibilities of the SPAC sponsor, its affiliates and any promoters in directing and managing the SPAC's activities. Refer to
      Item 1603(a)(4) of Regulation S-K.
41.   We note your disclosure on page 178 that the Sponsor has no prior or current
      [experience] [sic] involving in other special acquisition companies. We also note your disclosure on page 175 regarding Mr. Hennessy's role as Managing Member of
      Hennessy Capital Group LLC and experience with special purpose acquisition
      companies, including several prior Hennessy Capital Acquisition entities
and
      Compass Digital Acquisition Corp. Please revise your disclosure to describe the prior
      SPAC experience of the SPAC sponsor, its affiliates, and any promoters including completed business combinations, liquidated SPACs, pending business combinations and any SPACs still searching for a target. This disclosure should also address, as applicable, extensions of prior SPACs and redemption levels experienced by prior
      SPACs in connection with any extension request and/or business combination. Refer to Item 1603(a)(3) of Regulation S-K.
 October 16, 2024
Page 10
42. We note your disclosure that "the SPAC Charter provides that in no event will HCVI
       redeem Public Shares in an amount that would cause HCVI   s net tangible
assets, after
       payment of the deferred underwriting commissions, to be less than $5,000,001 (so that
       HCVI does not then become subject to the SEC   s    penny stock
rules)." Please update
       to disclose the charter amendment adopted on September 30, 2024 that removed this redemption limitation. Revise your risk factor disclosure to discuss the impact that not having a specified maximum redemption threshold may have on SPAC's securities being deemed a penny stock and listing on Nasdaq.
Management of HCVI Prior to the Business Combination
Conflicts of Interest, page 177

43. We note your tabular disclosure summarizing the entities to which HCVI s directors and officers currently have fiduciary duties or contractual obligations that may pose a conflict of interest with HCVI. Please revise to briefly describe the fiduciary duties of
       SPAC's officer and directors to other entities to which they have fiduciary duties.
       Refer to Item 1603(c) of Regulation S-K.
Business of Greenstone and Information Related to Greenstone, page 194

44. We note your disclosure on page 195 and elsewhere that you expect that the strategic exploration and expansion for the Mazowe Mine and Redwing Mine could be completed in an 18- to 24-month period upon receipt of project financing. Revise your
       disclosure to describe in more detail the preparatory work and your plan to recommence operations in these mines over the next twelve months including the expenditures for these events. Also address whether the pending application to place the Mazowe Mining Company in corporate rescue proceedings would affect this timing.
45. Please revise your summary resource and summary reserve tables to include the selected point of reference as required by Item 1303(b)(3) of Regulation S-K. For example, please indicate if these materials are presented as in-situ, plant feed, saleable product, or other.
46. We note that you have combined inferred resources with measured and indicated
       resources. Consistent with the requirements under Item 1303(b)(3) and Item
       1304(d)(1) of Regulation S-K, each class of resource should be reported separately and combined measured and indicated may be disclosed. Please revise you document, including tables and qualitative disclosures, to not combine inferred resources with measured and indicated resources, do to the low level of geologic confidence of inferred resources.
47.    Summary disclosure should be provided for all properties as required by
Item 1303(b)
       of Regulation S-K. Please revise to include your DRC mineral claims in your summary disclosure.
48. Please revise to include the stage of each property, as required by Item 1303(b)(2)(ii)(e) of Regulation S-K. For example properties with reserves and be
       classified as development or production stage properties and properties without reserves should be classified as exploration stage properties.
 October 16, 2024
Page 11
49. Please revise to include the location of the How mine, accurate to within one mile, using as easily recognizable coordinate system, as required by Item 1304(b)(1)(i) of
       Regulation S-K.
50. For each material property please provide the following disclosure required by Item
       1304(b) of Regulation S-K:
           the work that you have completed on the property;
           the proposed plan for exploration or development;
           the current stage of the property (i.e. exploration, development, or production stage);
           the age, details as to modernization and physical condition of the equipment, facilities, infrastructure, and underground development;
           and the total cost for or book value of the property and its associated equipment.
51. For each material property please revise the mineral resource and mineral reserve tables to include the point of reference and the metallurgical recovery factor as required by Item 1304(d) of Regulation S-K.
52. Please revise to include the information regarding your internal controls required by
       Item 1305 of Regulation S-K.
53. Please revise to include the disclosure required under Item 1302(b)(5) of Regulation
       S-K.
Greenstone Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-IFRS Measures, page 231

54. We refer you to your reconciliation on page 233 for the non-IFRS measure AISC per ounce. We note that all in sustaining costs or AISC are reduced by an adjustment for silver by-product credits. The calculation then determines AISC per ounce by dividing
       AISC, after being adjusted for silver credits, by the ounces of gold sold. Please expand your disclosures to explain the method used to calculate the silver by-product credit in equivalent gold value and the associated parameters used to prepare this estimated economic value. Also provide disclosure explaining how you calculate the amount of sustaining capital expenditures as the amount relates to the total capital expenditures presented in the statements of cash flows.
Liquidity and Capital Resources, page 237

55. We note that you disclose that your current level of working capital, together with your cash flows from operating activities and availability of financing, will be sufficient to meet your liquidity requirements for at least the twelve-month period after December 31, 2023. You also disclose that you have a total of $41.3 million in current liabilities due within one year in spite of having a working capital deficit of
       $38.0 million at December 31, 2023. Expand your analysis to discuss the course of action taken or proposed to be taken to remedy this deficiency, paying attention to the identification of your sources of internal and external liquidity and unused sources of liquid assets. We refer you to Item 303(b)(1(i) of Regulation S-K. October 16, 2024
Page 12

Comparison of Shareholder Rights, page 264

56. Please expand your disclosure to explain any material differences in the rights of the security holders of Greenstone Corporation as compared with security holders of the combined company as a result of the business combination. Refer to Item 1605(b)(4)
       of Regulation S-K.
Hennessy Capital Investment Corp. VI Unaudited Notes to Condensed Financial Statements
Note 10 - Commitments and Contingencies, page F-28

57. We note the excise tax payable as of June 30, 2024 was recorded at the time of Class
       A common stock redemptions in October 2023 and that such amount would be reevaluated and remeasured at each subsequent reporting period. We further note a
       similar excise tax payable was not recorded related to the Class A common stock redemptions in January 2024 because you have concluded that "substantial uncertainties exist as to whether such redemptions would result in additional liability
       at June 30, 2024." Please provide further details as to the differences between the
       October 2023 redemptions and the January 2024 redemptions to clarify why the
       January 2024 redemptions did not result in a similar excise tax liability. Additionally, explain why the "substantial uncertainties" that existed in January 2024 did not result in a remeasurement of the excise tax payable as of June 30, 2024. Greenstone Corporation Notes to the Financial Statements
1. General Information
Reorganization Transaction, page F-58

58. You disclose that, on June 14, 2024, Greenstone Corporation and Metallon Corporation Limited entered into the BMC purchase agreement and refer to it as the
       reorganization transaction. Expand your disclosures to include the following considerations of the reorganization transaction:
           Describe the nature of the relationship between Metallon Corporation Limited and
           Greenstone and how you determined this is a common control relationship.
           Disclose the amount of the purchase price consideration paid to Metallon
           Corporation Limited in exchange for 100% of the equity interests in Bulawayo
           Mining Company Limited (BMC). Identify the form of consideration, the payor(s), and the material payment terms.
           Disclose the applicable indemnification obligations being extended to Greenstone under the BMC purchase agreement, particularly as it relates to the satisfaction of the purchase price. We refer you to the risk factor disclosure on page 42.
           Explain how you reported the difference between the total purchase price consideration and the historical book value of the assets and liabilities received in the exchange.
3.16 Use of accounting assumptions, key estimates, and judgments
(b) Depreciation, page F-66

59. Your accounting policy states that you include inferred resources in the straight-line calculation for determining the amount of depreciation of your mining assets. In order
 October 16, 2024
Page 13

       to enhance our understanding of your accounting policy, please address the following points:
           Tell us the percentage and amount of inferred resources included in the portion of mineralization expected to be classified as reserves;
           Provide us with your history of converting inferred resources into proven and probable reserves;
           Tell us the number of years of historical data used to estimate your projected rates of converting inferred resources into proven and probable reserves;
           Explain to us whether or not and why historical trends are indicative of future conversion rates;
           If you have a consistent track record of converting inferred resources to proven and probable reserves, please explain the reasons for your success, given that the information you have about resources is significantly less than the information and supporting technical data that you have about proven and probable reserves; and
           Tell us to the extent which resources are currently accessible and the extent which additional capital improvements are required to convert and gain access to inferred resources.
96.1, page II-1

60. Revise to identify the technical report summary as an initial assessment, preliminary feasibility study, or feasibility study.
61. We note the mineral reserve accounts for 17% of material mined and processed in the
       10 year life-of-mine plan and cash flow analysis. Only mineral reserves should be included in the cash flow analysis of a preliminary feasibility study or feasibility study in order to meet the requirements of Item 1302(e)(3) of Regulation S-K, and the definition of a mineral reserve under Item 1300 of Regulation S-K.
Please
       substantially revise the technical report summary to include a life-of-mine plan and cash flow analysis based solely of mineral reserves, in order to support the economic viability of the material designated as reserves.
62. Please revise to address all items under Item 601(b)(96)(iii)(B)(7) of Regulation S-K.
63. Please revise to include the information required under Item 601(b)(96)(iii)(B)(9)(iii)
       of Regulation S-K.
64. Please revise to include the point of reference and the assumed metallurgical recovery factor with your mineral resource tables and the point of reference with your mineral reserve tables as required by Item 601(b)(96)(iii)(B)(11)(i) and (ii) of Regulation S-K
       and Item 601(b)(96)(iii)(B)(12)(i) of Regulation S-K, respectively.
65.    Please revise to include the information required under
       Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.
66. Please disclose the depth of each mine shaft and the depth of the working area under the description of your mining method.
67.    Please revise to address all paragraphs under Item
601(b)(96)(iii)(B)(17) of
       Regulation S-K.
68. We note that disclosures under Reliance on Information Provided by the Registrant, on page 117 of the Technical Report Summary, include categories of information
 October 16, 2024
Page 14

       beyond those that are permissible under Item 1302(f)(1) of Regulation
S-K.

       Please discuss this observation with the qualified person and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item
       1302(f)(2) of Regulation S-K.

       We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.
69. We note that your qualified person(s) has included language at the end of the
       Technical Report Summary under the "Disclaimer" heading that disclaims certain information in the technical report. For example your qualified person states that no warranty, undertaking whether expressed or implied, is made with respect to the data reported or the conclusions drawn. In order to comply with Item 1302
(a)(1)
       of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.
96.2 & 92.3, page II-1

70. Please revise Exhibit 96.2 Mazowe Mine S-K 1300 Technical Summary Report and
       Exhibit 96.3 Redwing Mine S-K 1300 Technical Summary Report to address each of the following comments.
71. Please revise paragraph 5 to remove historical resources and reserves that have not been prepared under S-K 1300.
72. Please revise to include the information required under Item 601(b)(96)(iii)(B)(6)(iii)
       of Regulation S-K.
73. Please revise to address all items under Item 601(b)(96)(iii)(B)(7) of Regulation S-K.
74. Please include an explanation of the grade interpolation parameters in Table 11.4 of
       Exhibit 96.2 and Table 11.3 of Exhibit 96.3 and include the units associated with the parameters.
75. Please revise to include the point of reference, for example in-situ, plant feed, etc., and the assumed metallurgical recovery factor with your mineral resource tables as required by Item 601(b)(96)(iii)(B)(11)(i) and (ii) of Regulation
S-K.
76. We note that you have included a conceptual mining schedule. Conceptual mining schedules should not be included included in the technical report summary until supported be a feasibility study. Please revise to remove.
77. We note that you have disclosed exploration targets on page 82. Please remove these targets or revise to comply with Item 1302(c) of Regulation S-K.
78. We note that disclosures under Reliance on Information Provided by the Registrant include categories of information beyond those that are permissible under
       Item 1302(f)(1) of Regulation S-K.
 October 16, 2024
Page 15


       Please discuss this observation with the qualified person and arrange to obtain and file a revised Technical Report Summary that is consistent with the requirements in Item
       1302(f)(2) of Regulation S-K.

       We generally anticipate that qualified persons would validate and discuss information utilized in preparing the report that is not within the categories listed in the guidance referenced above, in an alternate and corresponding section of the report.
79. We note that your qualified person(s) has included language at the end of the
       Technical Report Summary under the "Disclaimer" heading that disclaims certain information in the technical report. For example your qualified person states that no warranty, undertaking whether expressed or implied, is made with respect to the data reported or the conclusions drawn. In order to comply with Item 1302
(a)(1)
       of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.
Exhibits

80.    Please file a copy of the Facility Agreement, dated as of December 1,
2021 (the    Banc
       Loan   ), that the How Mining Company entered into with the African
Banking
       Corporation of Zimbabwe Limited (   ABC Banc   ) as an exhibit or tell
us why you do
       not believe you are not required to do so. Refer to Item 21 of Form F-4 and Item
       601(b)(10) of Regulation S-K.
General

81. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
       Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 October 16, 2024
Page 16
82.    We note that SPAC's sponsor is Hennessy Capital Partners VI LLC, a
Delaware
       limited liability company. Please revise to describe the general character of SPAC's sponsor's business. Refer to Item 1603(a)(2) of Regulation S-K.
83. Please provide the information required by Item 701 Regulation S-K for Greenstone
       Corporation for the past three years. Refer to General Instruction I.2.f of Form F-4.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions.
Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-
6548 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Barbara Jones